Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



[NEWMONT LETTERHEAD]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203
                                                                    NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141



NEWMONT MAKES SUPERIOR OFFER FOR NORMANDY

o        VALUED AT A$1.90 PER SHARE
o        INCLUDES CASH CONSIDERATION OF A$0.40 PER NORMANDY SHARE
o        RECOMMENDED BY NORMANDY BOARD

SYDNEY, DECEMBER 10, 2001 (Denver, December 9, 2001) - Newmont Mining Corporation (NYSE: NEM) today announced that it has increased the value of its off-market bid for Normandy Mining Limited (AUS: NDY) to A$1.90 per Normandy share. Under Newmont's recommended offer, Normandy shareholders will receive for each Normandy share A$0.40 cash, in addition to the 0.0385 common shares of Newmont offered for Normandy on November 14, 2001. Payment of the cash consideration is not conditioned upon achievement of 90% acceptance.

Wayne W. Murdy, Newmont's President and Chief Executive Officer said, "Our offer to the Normandy shareholders is clearly superior to AngloGold's revised offer and we are committed to completing our transactions by early in the new year. The immediate economic benefits, plus the long-term strategic benefits for Newmont and the industry, are compelling and fully justify our revised offer. Ours is a better bid, a more secure and liquid security, a stronger vision and a better company."

"We are offering Normandy shareholders the ability, through a simple off-market bid, to participate in the premier gold company - the combined company will be the industry leader in terms of gold production, total reserves, EBITDA generation, trading liquidity and leverage to gold. The combined company will benefit from a strong balance sheet, providing the financial flexibility to capitalize on an outstanding pipeline of growth prospects."

Subject to their fiduciary duties, the Normandy Board of Directors has approved and agreed to recommend that Normandy shareholders accept Newmont's revised offer and reject the revised offer from AngloGold.

Robert J. Champion de Crespigny, Chairman and Chief Executive Officer of Normandy said, "We are pleased that Newmont has increased its offer for Normandy. The immediate value offered by Newmont is superior to that offered by AngloGold and at the top of the value range established in an independent valuation by Grant Samuel and Associates. The company created through the acquisition of Normandy and Franco-Nevada by Newmont will create the world's leading gold producer. It is an exciting opportunity for Normandy shareholders." The Normandy board will be recommending, subject to their fiduciary duties, the revised Newmont offer to shareholders of Normandy. Mr. De Champion Crespigny and each of the other Normandy directors currently intends to accept the revised Newmont offer with respect to the Normandy shares they hold.

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THE NEWMONT OFFER IS CLEARLY SUPERIOR

Significant premium to the AngloGold Offer:
------------------------------------------
The Newmont offer values Normandy at A$1.90 per share, or A$0.25 (15%) more than the current value of the revised offer announced by AngloGold Limited on November 29, 2001.

Double the cash consideration:
-----------------------------
Under the Newmont offer, Normandy shareholders will receive a cash payment of A$0.40 (compared to the A$0.20 offered under the AngloGold proposal) in addition to 0.0385 Newmont common shares per Normandy share.

A more secure and liquid security:
---------------------------------
Under the Newmont offer, Normandy shareholders will receive shares of an established North American-based enterprise with an 80-year operating history. These shares are traded on the New York Stock Exchange (NYSE), are part of the S&P 500 and afford shareholders greater liquidity than AngloGold shares.

RATIONALE FOR NEWMONT'S REVISED OFFER

Newmont has carefully considered its decision to increase its offer for Normandy. Bruce D. Hansen, Senior Vice President and Chief Financial Officer of Newmont said, "The acquisition of Normandy on this basis continues to be accretive to Newmont in terms of earnings, free cash flow and net asset value. Everything we have seen, reinforced by the successful completion of the capital raising for Australian Magnesium Corporation Limited, makes us feel comfortable in raising our bid for Normandy. We continue to believe that the substantial opportunity for synergies provided by the acquisitions of Normandy and Franco-Nevada and the financial strength of New Newmont should add significant value for all current and future Newmont shareholders and support our bid at the top of Grant Samuel's value range."

NEWMONT IS A SUPERIOR INVESTMENT VEHICLE

"Our management team has been meeting with investors all over the world since we announced our offer. We have been very pleased with the support we are receiving from shareholders of Newmont, Normandy, and Franco-Nevada, as well as potential new investors," added Mr. Murdy. "They have embraced our vision for the new company and agree that it will be the best gold investment platform in the world."

Newmont's vision is for a company with:

o The largest upside to gold price appreciation of any company in the industry;
o A pipeline of attractive development projects, as well as the financial strength to develop those opportunities;
o A merchant banking business unit that provides an additional platform for wealth creation and a gold royalty business that will be our natural buffer against low gold prices; and
o A world class, geographically diverse portfolio of core properties with low cash costs.

Pierre Lassonde, President and Co-Chief Executive Officer of Franco-Nevada, commented that, "We believe that we can unlock significant shareholder value through the rapid rationalization of assets and can position the New Newmont as the leading non-hedged producer in light of our confidence in the future of gold."

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Newmont's offer is superior to AngloGold's on a number of qualitative and quantitative metrics:


------------------------- -------------------------------------- ----------------------------------------
                           Pro Forma Newmont*                     Pro Forma AngloGold**
------------------------- -------------------------------------- ----------------------------------------
Superior Value            o       A$1.90                         o       A$1.65
                          o       Cash consideration of A$0.40   o       Cash consideration of A$0.20
---------------------------------------------------------------------------------------------------------
 .
Capital                   o       Financial strength and         o       South African foreign
Structure/Financial               flexibility to finance                 exchange controls
Leverage                          projects for growth            o       33% Net Debt to Cap
                          o       Investment grade debt
                                  ratings
                          o       23% Net Debt to Cap
---------------------------------------------------------------------------------------------------------
Capital Markets/          o       NYSE listed; Included in       o       Rand-based primary listing in
Trading Liquidity                 S&P 500                                South Africa
                          o       Public float trades freely     o       Large, controlling
                                  in US dollars                          shareholder limits public
                                                                         float and liquidity
---------------------------------------------------------------------------------------------------------
Political Risk            o       Approximately 70% of           o       Approximately 53% of
                                  production and 60% of                  production and 58% of
                                  reserves from countries                reserves from Africa
                                  rated AAA                      o       Rand has declined
                                                                         approximately 30% since
                                                                         January 1, 2001
---------------------------------------------------------------------------------------------------------
Mining Complexity         o       100% open pit and shallow      o       Approximately 36% of
                                  underground operations                 production from deep
                                                                         underground mines - typically
                                                                         more complex, and difficult
                                                                         to mine and develop
---------------------------------------------------------------------------------------------------------
Leverage to Gold Price    o       $25 increase in gold price     o       $25 increase in gold price
                                  increases pre-tax cash flow            increase pre-tax cash flow by
                                  by $162 million                        $36 million
---------------------------------------------------------------------------------------------------------

<F1.
                                *Reflects the acquisition of Normandy and
                                 Franco-Nevada by Newmont.
                                **Reflects the acquisition of Normandy by AngloGold.


Strong capital structure and financial flexibility:
--------------------------------------------------
Following completion of the Normandy and Franco-Nevada transactions, Newmont will be one of the best-capitalized gold companies in the world. With strong free cash flow generating capacity and a net debt to capital ratio of 23%, Newmont will have enhanced financial flexibility. Upon completion of the transactions, New Newmont will have more than $850 million of cash and short-term investments. The cash component of the Normandy bid will be funded under Newmont's US$600 million revolving credit facility, which is currently undrawn.

A key component of value creation in the acquisition of Normandy lies in the development of new projects and exploration properties. Newmont will have the flexibility and access to financial markets it needs to facilitate the development of projects anywhere in the world.

Over the past two years, AngloGold had a cash flow deficit of approximately US$153 million before financing activities, while paying out US$589 million in dividends. Even if sustained with continued borrowings or future hedging, this policy (compounded by the additional borrowings of A$450 million cash consideration under its offer) is likely to hinder AngloGold's ability to maximize shareholder returns through development of Normandy's attractive portfolio of new projects.

A more liquid investment vehicle:
--------------------------------
Following the completion of the transactions, Newmont expects to be the world's most liquid gold stock, listed on the NYSE and the Australian Stock Exchange
(ASX) and a member of the S&P 500 index, one of the world's leading trading indexes. Newmont also will apply for inclusion in key ASX indices. Based on historical trading volumes, Newmont should have significantly more liquidity than AngloGold. AngloGold was removed from the S&P/ASX 200 in March 2001.

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Balanced political risk:
-----------------------
The combined company will generate approximately 70% of its production and have approximately 60% of its reserves in countries rated AAA by S&P. It will generate approximately 12% of its production from Yanacocha in Peru, the largest gold mine in South America and one of the lowest cost gold mines in the world. Conversely, approximately 53% of AngloGold's pro forma production and 58% of its pro forma reserve base would be located in Africa, with only 35% of pro forma reserves located in AAA-rated countries.

Relatively low mining complexity:
--------------------------------
All of the combined company's reserves will be contained in either surface mines or shallow underground mines, which are easier to mine and develop and have lower capital costs. By contrast, high-risk, deep underground mines characterize gold mining in South Africa, where approximately 45% of AngloGold's total reserves are located. Mining in South Africa is typically more complex geologically and operationally.

Significant exposure to a rising gold price:
-------------------------------------------
Newmont expects to continue to be largely unhedged to give gold equity investors the greatest possible exposure to a rising gold price. The New Newmont will have the largest amount of unhedged reserves in the world, and consequently the most leverage to the gold price among major producers, generating approximately US$162 million in incremental pre-tax cash flow from a US$25 increase in the spot gold price. By comparison, the same increase in the spot gold price generates only US$36 million in additional pre-tax cash flow for AngloGold on a pro forma basis. Since its inception as a public company, AngloGold has had a history of hedging a significant portion of its production. AngloGold has publicly reported that, as of 30 September, 2001, it had a net committed hedge position of 16.3mm oz. (approximately 24% of reported reserves, after giving effect to the sale of the Free State assets).

CREATING SIGNIFICANT VALUE FOR SHAREHOLDERS

The New Newmont will create the new gold standard for the 21st Century. The combined company will be first among gold producers in reserves, production and pre-tax cash flows. Its shareholders will enjoy a diversified asset base and balanced risk profile, superior trading liquidity, a solid capital structure and an excellent platform for future growth. The New Newmont will benefit from an exceptional management team, a low cash cost structure and significant synergies, all with the industry's greatest leverage to a rising gold price.

DOCUMENTATION AND TIMING OF THE NEWMONT OFFER

Newmont currently intends to lodge its Bidder's Statement within a week and complete its transactions by mid-February, 2002. The Newmont offer will provide for prompt payment terms of five business days, subject to approval of ASX listing and the satisfaction or waiver of the conditions of the offer. The offer will be subject to a 50.1% minimum acceptance condition and the other conditions set out in Newmont's original announcement of the offer on 14 November 2001, with clarifications to the FIRB and public authority interference conditions in response to certain comments of the Takeovers Panel. Newmont currently has no basis to believe that these conditions will not be satisfied.

                                      # # #

ALL SHARE PRICES AND EXCHANGE RATES ARE BASED ON CLOSING PRICES ON 7 DECEMBER 2001, UNLESS OTHERWISE INDICATED. SHAREHOLDERS SHOULD OBTAIN CURRENT QUOTES ON SHARES OF NEWMONT, NORMANDY, FRANCO-NEVADA AND ANGLOGOLD.

                                      # # #

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


A CONFERENCE CALL IS SCHEDULED FOR MONDAY, DECEMBER 10, 2001 BEGINNING AT 11:00 A.M. SYDNEY TIME, AND SUNDAY, DECEMBER 9, 2001, 7:00 P.M. EASTERN, 6:00 P.M. CENTRAL, 5:00 P.M. MOUNTAIN AND 4:00 P.M. PACIFIC.

         TO PARTICIPATE -
         DIAL-IN:          1-800-505-083  (IN AUSTRALIA)
                           61-3-9221-9775  (INTERNATIONAL)

A SECOND CONFERENCE CALL IS SCHEDULED FOR MONDAY, DECEMBER 10, 2001 BEGINNING AT 8:30 A.M. EASTERN, 7:30 A.M. CENTRAL, 6:30 A.M. MOUNTAIN AND 5:30 A.M. PACIFIC AND 12:30 A.M., TUESDAY, DECEMBER 11, SYDNEY TIME.

         TO PARTICIPATE -
         DIAL-IN:          888-917-8044 (IN THE US)
                           712-271-0025 (INTERNATIONAL)
         LEADER:           WENDY YANG
         PASSWORD:         NEWMONT

BOTH CONFERENCE CALLS WILL ALSO BE SIMULTANEOUSLY CARRIED ON NEWMONT WEB SITE UNDER INVESTOR RELATIONS/PRESENTATIONS AND WILL BE ARCHIVED THERE FOR A LIMITED
TIME.   HTTP://WWW.NEWMONT.COM/INV_RELATIONS/PRESENTATIONS.HTM

         REPLAY NUMBER:    800-280-4691 (IN THE US)
                           402-220-9723 (INTERNATIONAL)







SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.



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